SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2
(Amendment No. )*

SFN Group Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

784153108
(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                          ☐   Rule 13d-1(b)

                          ☐   Rule 13d-1(c)

                          ☒   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784153108		13G	Page of 6 Pages
1	NAME OF REPORTING PERSONS Roy G. Krause
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,621,826
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,759,163
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,759,163
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12	TYPE OF REPORTING PERSON IN

Item 1(a).               Name of Issuer:

SFN Group Inc. (the “Issuer”)

Item 1(b).               Address of Issuer’s Principal Executive Offices:

                2050 Spectrum Boulevard

                Fort Lauderdale, FL 33309

Item 2(a).               Name of Persons Filing:

Roy G. Krause

Item 2(b).               Address of Principal Business Office or, if none, Residence:

                2050 Spectrum Boulevard

                Fort Lauderdale, FL 33309

Item 2(c).                Citizenship:

United States of America.

Item 2(d).               Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).               CUSIP Number:

                                784153108

Item 3.                    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                                (a)  ☐   Broker or dealer registered under Section 15 of the Exchange Act.

                                (b)  ☐    Bank as defined in Section 3(a)(6) of the Exchange Act.

                                (c)  ☐   Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                                (d)  ☐   Investment company registered under Section 8 of the Investment Company Act of 1940.

                                (e)  ☐   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                                (f)  ☐   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                                (g)  ☐   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

                                (h)  ☐   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                                (i)   ☐   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

                                (j)   ☐   A non-U.S. institution in accordance with Rule 240.13d-1(b)1)(ii)J;

                                (k)   ☐   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.                    Ownership.

(a)            Amount beneficially owned: 2,759,163

(b)           Percent of class: 5.18%

 (c)           Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote 1,621,826

(ii)           Shared power to vote or to direct the vote 0

(iii)          Sole power to dispose or to direct the disposition of 2,759,163

(iv)          Shared power to dispose or to direct the disposition of 0

Item 5.                    Ownership of Five Percent or Less of a Class.

                                Not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

                                Not applicable.

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported

                                on by the Parent Holding Company or Control Person.

                                Not applicable.

Item 8.                    Identification and Classification of Members of the Group.

                                Not applicable.

Item 9.                    Notice of Dissolution of Group.

                                Not applicable.

Item 10.                  Certifications.

                                Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 14, 2011

                                                                                                        By:          /s/ Roy G. Krause                                                         *

Name: Roy G. Krause

Title: President and CEO SFN Group Inc.